EARLY WARNING RELEASE

(Montréal, December 19, 2018) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that it has subscribed for and received from Barkerville Gold Mines Ltd. (TSXV:BGM) (“BGM”) 20,554,941 common shares (the “Common Shares”) at a price of $0.34 per Common Share, for an aggregate subscription price of $6,988,679.94 pursuant to a previously announced bought deal private placement (the “Private Placement”). The Private Placement was originally announced on November 26, 2018 and upsized on December 6, 2018.

Immediately prior to the closing of the Private Placement, Osisko held 142,309,310 Common Shares, representing approximately 32.36% of the issued and outstanding Common Shares. Immediately following the closing of the Private Placement, Osisko owns, beneficial ownership of, or control and direction over (i) 162,864,251 Common Shares, representing approximately 32.30% of the issued and outstanding Common Shares; and (ii) 15,666,527 Warrants. Assuming the exercise of the Warrants, Osisko would own 178,530,778 Common Shares, representing approximately 34.34% of the Common Shares that would then be issued and outstanding.

Osisko acquired the Common Shares described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional Common Shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of BGM in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of BGM and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Private Placement described above will be available on SEDAR under BGM’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 16.7% interest in Osisko Mining Inc., a 32.4% interest in Barkerville Gold Mines Ltd., a 17.8% interest in Falco Resources Ltd. and a 10.6% interest in Osisko Metals Incorporated.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com